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                              February 3, 2023

       Corey Sheahan
       General Counsel & Secretary
       Acreage Holdings, Inc.
       366 Madison Avenue, 14th Floor
       New York, New York, 10017

                                                        Re: Acreage Holdings,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 17,
2023
                                                            File No. 000-56021

       Dear Corey Sheahan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 17, 2023

       The Floating Share Agreement
       Canaccord Genuity Fairness Opinion, page 59

   1. We note your response to comment 2 and reissue in part. Please revise your disclosure in the "Eight Capital
Fairness Opinion" and "Cannacord Genuity Fairness Opinion" sections to quantify the various
financial projections used by the advisers to prepare their fairness opinions. For example,
it does not appear that you have disclosed Acreage's "projected cash flows" (operating
and free), Acreage's "estimated revenue and EBITDA for 2022 and
                                                        2023," "estimates for
Canopy's 2022 and 2023 revenue," "other [estimated] financial metrics" of Acreage,
"estimated financial information for Acreage" (several instances),
                                                        "Acreage   s estimated
Adjusted EBITDA margins and estimated growth rates in respect of revenue and Adjusted
EBITDA," estimated "discount rates and terminal values," and estimated Capex
Adjusted EBITDA/Capex Adjusted TEV.
 Corey Sheahan
Acreage Holdings, Inc.
February 3, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222
with any questions



FirstName LastNameCorey Sheahan                           Sincerely,
Comapany NameAcreage Holdings, Inc.
                                                          Division of
Corporation Finance
February 3, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName